news release

ArcelorMittal reports fourth quarter 2011 and full year 2011 results

Luxembourg, February 7, 2012 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading steel company, today announced results1 for the three and twelve month periods ended December 31, 2011.

Highlights:
•	Health and safety performance improved in 2011 with an annual LTIF rate[2] of 1.4x as compared to 1.8x in 2010; marked improvement shown in 4Q 2011 with an LTIF rate of 1.2x
•	FY 2011 EBITDA[3] of $10.1 billion (+18.7% y-o-y); 4Q 2011 EBITDA of $1.7 billion (including positive $0.1 billion from sale of CO2 credits) in challenging market conditions
•	FY 2011 net income of $2.3 billion or $1.46 per share; 4Q 2011 net loss of $1.0 billion due in part to $1.3 billion of non-cash charges (reduction of deferred tax assets ($0.9 billion), together with asset impairments ($0.2 billion) and restructuring charges associated with asset optimization ($0.2 billion))
•	4Q 2011 steel shipments of 20.6Mt down 2.5% vs. 3Q 2011 driven mainly by destocking in Europe
•	Mining production targets achieved: FY 2011 iron ore production of 54.1Mt (+10.5% y-o-y), of which 28.0Mt shipped at market prices[4] (+11.5% y-o-y); FY 2011 coal production of 8.3Mt (+ 20% y-o-y), of which 4.9Mt shipped at market prices (+45% y-o-y)
•	Net debt[5] reduced by $2.4 billion during 4Q 2011 to $22.5 billion as of December 31, driven by improved cash flow from operations of $2.9 billion, inflow of $0.8 billion from MacArthur Coal divestment and foreign exchange gains
•	The Board proposes to maintain the annual dividend at $0.75 per share, subject to AGM approval

Outlook and guidance:
•	1H 2012 EBITDA likely to be lower than the comparable period of 2011 and above 2H 2011 level; supported by continued progress on management gains and asset optimization plans
•	Overall steel shipment volumes in 1H 2012 are expected to be at a similar level as in 1H 2011; Mining production volumes expected to be higher than 1H 2011 in line with plans to increase own iron ore and coal production in FY 2012 by approximately 10%
•	2012 Capex expected to be approximately $4-4.5 billion
•	Further reduction in net debt anticipated with a focus on working capital management and non-core asset divestments, per the Company’s stated objective to retain its investment grade credit rating

Financial highlights (on the basis of IFRS1, amounts in USD):

	Quarterly comparison			Semi-annual comparison			Annual comparison
(USDm) unless otherwise shown	4Q 11	3Q 11	4Q 10	2H 11	1H 11	2H 10	12M 11	12M 10
Sales	$22,449	$24,214	$20,699	$46,663	$47,310	$40,443	$93,973	$78,025
EBITDA	1,714	2,408	1,853	4,122	5,995	4,015	10,117	8,525
Operating income	47	1,168	397	1,215	3,683	1,425	4,898	3,605
Net income / (loss)	(1,000)	659	(780)	(341)	2,604	570	2,262	2,916
Basic earnings / (loss) per share (USD)	(0.65)	0.43	(0.51)	(0.22)	1.68	0.38	1.46	1.93

Continuing operations
Own iron ore production (Mt)	15.1	14.1	12.6	29.2	24.9	25.6	54.1	48.9
Iron ore shipped internally and externally at market price (Mt) [4]	8.5	6.7	6.7	15.1	12.9	12.8	28.0	25.2
Crude steel production (Mt)	21.7	22.4	21.6	44.0	47.9	43.8	91.9	90.6
Steel shipments (Mt)	20.6	21.1	21.1	41.7	44.1	41.7	85.8	85.0
EBITDA/tonne (US$/t)	83	114	88	99	136	96	118	100

Commenting, Mr. Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:

“The progressive recovery that we have been experiencing was impacted in the second half of the year by the growing uncertainty over the economic situation in Europe, which particularly affected sentiment and performance in the fourth quarter.  Nevertheless, against this backdrop ArcelorMittal delivered an improved underlying performance compared with 2010 and met our expectation of a higher EBITDA in the second half compared with the previous year. The Company continues to benefit from its diverse geographic presence and growing mining business, which delivered on its targets to increase iron-ore and coal production by 10% and 20% respectively. I must also remark on our health and safety performance, which showed an improvement in the injury frequency rate to 1.2x in the fourth quarter.

Looking ahead to 2012, the situation in Europe remains a live concern. Despite the continued uncertainty in this market, however, we are seeing an improvement in sentiment compared with the fourth quarter.  Steel shipment volumes for the first six months are expected to be similar to the first half of 2011 and we are again targeting increased production from our mining business.”

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2011 to be filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ArcelorMittal fourth quarter 2011 results and full year 2011 results

ArcelorMittal, the world’s leading steel company, today announced results for the three and twelve month periods ended December 31, 2011.

Corporate social responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate2

Health and safety performance, based on own personnel figures and contractors lost time injury frequency rate, improved to 1.4x for the year 2011 from 1.8x for the year 2010 with significant improvement in Mining operations, Flat Carbon Europe, Long Carbon Americas and Europe and Asia Africa and CIS operations only partially offset by deterioration in the Flat Carbon Americas and the Distribution Solutions segments. Safety performance improved to 1.2x in the fourth quarter of 2011 as compared to 1.5x in the third quarter of 2011, with improvements in the safety performance of all our operating segments with the exception of Flat Carbon Americas.

Own personnel and contractors - Frequency Rate
Lost time injury frequency rate	4Q 11	3Q 11	4Q 10	12M 11	12M 10
Total Mines	0.5	1.2	1.1	1.2	1.5

Lost time injury frequency rate	4Q 11	3Q 11	4Q 10	12M 11	12M 10
Flat Carbon Americas	1.9	1.7	2.0	1.9	1.8
Flat Carbon Europe	1.5	1.6	2.3	1.6	2.3
Long Carbon Americas and Europe	1.1	1.7	1.7	1.4	2.0
Asia Africa and CIS	0.6	0.9	0.9	0.7	0.9
Distribution Solutions	2.2	4.4	2.8	3.2	2.7
Total Steel	1.3	1.6	1.7	1.5	1.8

Lost time injury frequency rate	4Q 11	3Q 11	4Q 10	12M 11	12M 10
Total (Steel and Mines)	1.2	1.5	1.6	1.4	1.8

Key corporate social responsibility highlights for the three months ended December 31, 2011

•	ArcelorMittal was recently named in global human resources firm Aon Hewitt’s list of top companies for leaders and ranked in the top seven companies in Europe. Winners were chosen by an expert panel of independent judges based on criteria including strength of leadership practices and culture; examples of leader development on a global scale; alignment of business and leadership strategy and business performance and company reputation.

•	On December 2, 2011 ArcelorMittal celebrated its 4th annual International Volunteer Work Day. Within the programme, thousands of ArcelorMittal employees volunteer in different activities that are carried out to improve the lives of the people in the community.

•	On October 13, 2011, ArcelorMittal was given the "Life Cycle Assessment Leadership" award by The Worldsteel Association, which recognizes the quality of the work performed by the life cycle analysis (LCA) team of global research and development, based in Maizieres. It also supports the way in which ArcelorMittal uses LCA to develop new steel solutions, new steel grades and new production processes and to position them on the market.

Analysis of results for the twelve months ended December 31, 2011 versus results for the twelve months ended December 31, 2010

ArcelorMittal’s net income for the twelve months ended December 31, 2011 was $2.3 billion, or $1.46 per share, as compared to net income for the twelve months ended December 31, 2010 of $2.9 billion, or $1.93 per share.

Total steel shipments for the twelve months ended December 31, 2011 increased by 0.9% to 85.8 million metric tonnes as compared with 85.0 million metric tonnes for the twelve months ended December 31, 2010.

Sales for the twelve months ended December 31, 2011 increased 20.4% to $94.0 billion as compared with $78.0 billion for the twelve months ended December 31, 2010 primarily due to higher average steel selling prices (+17.7%) and marginally higher steel shipments (+0.9%).

Depreciation for the twelve months ended December 31, 2011 was higher at $4.7 billion as compared with depreciation of $4.4 billion for the twelve months ended December 31, 2010.

Impairment charges for the twelve months ended December 31, 2011 were $331 million, including $151 million related to the extended idling of the Madrid electric arc furnace (Long Carbon Europe) and $141 million related to assets within the Flat Carbon Europe perimeter (including $85 million relating to Liege, Belgium) This is compared to impairment charges of $525 million for the twelve months ended December 31, 2010, including $305 million relating to the Company’s coal mines in Russia (including the disposal of the Anzherskaya mine), $113 million relating to the Distribution Solutions segment and $107 million primarily relating to idle downstream assets in the European business.

Restructuring charges for the twelve months ended December 31, 2011 totalled $219 million and consisted of costs associated with the implementation of the Asset Optimisation Plan primarily impacting Flat Carbon Europe and Long Carbon Europe operations, as well as various Distribution Solution entities. There were no such restructuring charges in the twelve months ended December 31, 2010.

Operating income for the twelve months ended December 31, 2011 was $4.9 billion, compared with operating income of $3.6 billion for the twelve months ended December 31, 2010.

Operating performance for the twelve months ended December 31, 2011 was positively impacted by $600 million of dynamic delta hedge (“DDH”) income6 recognised during the year, a net gain of $93 million recorded on the sale of carbon dioxide credits, the proceeds of which will be re-invested in energy saving projects, and by $104 million related to reversal of provisions for litigation. Operating performance for the twelve months ended December 31, 2010 was positively impacted by DDH income of $354 million and a net gain of $140 million recorded on the sale of carbon dioxide credits.

Income from equity method investments and other income for the twelve months ended December 31, 2011 was $620 million, as compared to $451 million for the twelve months ended December 31, 2010. Income for the twelve months ended December 31, 2011 included an impairment charge of $107 million as a result of the Company’s withdrawal from the joint venture with Peabody Energy to acquire ownership of Macarthur Coal.7 This charge reflects a higher carrying value of the investment in Macarthur, which included accrued share of net income. After considering dividends received and changes in exchange rate through October 25, 2011 (date of the divestiture announcement) the transaction was essentially cash neutral.

Net interest expense (including interest expense and interest income) for the twelve months ended December 31, 2011 was higher at $1.8 billion, as compared to $1.4 billion for the twelve months ended December 31, 2010, primarily due to the higher level of borrowing and the higher cost of bond financing compared to bank loans.

Mark-to-market gains on the mandatorily convertible bond issued in December 2009 were $42 million in the twelve months ended December 31, 2011. During the twelve months ended December 31, 2010, the Company had recorded a non-cash gain of $427 million as a result of mark-to-market adjustments with respect to embedded derivatives in its convertible bonds issued in the Spring of 2009. As a result of hedging transactions undertaken by the Company in December 2010, the mark-to-market impact from the convertible bonds issued in the Spring of 2009 has been minimized8.

Foreign exchange and other net financing costs9 were $1.1 billion for the twelve months ended December 31, 2011, as compared to $1.2 billion for the twelve months ended December 31, 2010.

ArcelorMittal recorded an income tax expense of $882 million for the twelve months ended December 31, 2011, as compared to an income tax benefit of $1.5 billion for the twelve months ended December 31, 2010.  The full year 2011 income tax expense of $882 million increased primarily due to lower recognition of deferred taxes following improved results, dividend upstreaming in the fourth quarter preventing interest deductibility in Luxembourg, partial reversal of deferred taxes in our Belgian operations triggered by changes in local tax legislation, and reversal of deferred tax assets in Spain imposed by time limitations for compensation of tax losses.

Losses attributable to non-controlling interests for the twelve months ended December 31, 2011 was $4 million as compared with gain attributable to non-controlling interests for the twelve months ended December 31, 2010 of $89 million.

Discontinued operations (i.e. the Company’s stainless steel operations, which were spun-off into a separate company, Aperam) in the twelve months ended on December 31, 2011 amounted to a gain of $461 million, including $42 million of the post-tax net results contributed by the stainless steel operations prior to their spin-off. The balance of $419 million represents a one-time non-cash gain from the recognition through the income statement of gains/losses relating to the demerged assets previously held in equity. Discontinued operations for the twelve months ended on December 31, 2010 amounted to a loss of $330 million.

Analysis of results for the three months ended December 31, 2011 versus the three months ended September 30, 2011 and the three months ended December 31, 2010

ArcelorMittal recorded a net loss for the three months ended December 31, 2011 of $1.0 billion, or $0.65 loss per share, as compared with net income of $0.7 billion, or $0.43 per share, for the three months ended September 30, 2011, and a net loss of $0.8 billion, or $0.51 loss per share, for the three months ended December 31, 2010.

Total steel shipments for the three months ended December 31, 2011 were 20.6 million metric tonnes as compared with 21.1 million metric tonnes for the three months ended September 30, 2011 and December 31, 2010, respectively.

Sales for the three months ended December 31, 2011 decreased by 7.3% to $22.4 billion as compared with $24.2 billion for the three months ended September 30, 2011, and were up 8.5% as compared with $20.7 billion for the three months ended December 31, 2010. Sales were lower during the fourth quarter of 2011 as compared to the third quarter of 2011 primarily due to lower average steel selling prices (-6.2%) and lower steel shipment volumes (-2.5%).

Depreciation amounted to $1.2 billion for the three months ended December 31, 2011, flat compared to the three months ended September 30, 2011 and slightly higher than depreciation of $1.1 billion for the three months ended December 31, 2010.

Impairment charges for the three months ended December 31, 2011 totaled $228 million, including $151 million related to the extended idling of the Madrid electric arc furnace (Long Carbon Europe) and $56 million relating to assets within the Flat Carbon Europe perimeter. Impairment charges for the three months ended September 30, 2011 totaled $85 million relating to costs associated with the announced intention to close two blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium. Impairment charges for the three months ended December 31, 2010 totaled $381 million, and included $186 million relating to the Company’s coal mines in Russia, $113 million relating to certain subsidiaries in the Distribution Solutions segment (primarily reflecting construction market weakness at that time) and $82 million primarily relating to idle downstream assets in the European business.

Restructuring charges for the three months ended December 31, 2011 totalled $219 million and consisted of costs associated with the implementation of the Asset Optimisation Plan primarily impacting Flat Carbon Europe and Long Carbon Europe operations, as well as various Distribution Solution entities. There were no such restructuring charges for the three months ended September 30, 2011 or December 31, 2010.

Operating income for the three months ended December 31, 2011 was $47 million, as compared with operating income of $1.2 billion for the three months ended September 30, 2011 and operating income of $0.4 billion for the three months ended December 31, 2010. The drop in operating income resulted from the weaker market environment particularly in Europe, with lower steel selling prices in general for the quarter, as well as impairment and restructuring charges.

Operating performance for the three months ended December 31, 2011 was positively impacted by $163 million of dynamic delta hedge (DDH) income recognised during the quarter and by a net gain of $93 million recorded on the sale of carbon dioxide credits, the proceeds of which will be re-invested in energy saving projects. Operating performance for the three months ended September 30, 2011 was positively impacted by $129 million of DDH income. Operating performance for the three months ended December 31, 2010 was positively impacted by a net gain of $140 million recorded on the sale of carbon dioxide credits and the recognition of $88 million of DDH income.

Income from equity method investments and other income for the three months ended December 31, 2011 was $177 million, as compared to $6 million for the three months ended September 30, 2011 and $74 million for the three months ended December 31, 2010. Income for the three months ended September 30, 2011 included a charge of $119 million as a result of the impairment of the Company’s investment in Macarthur Coal7. The charge reflected a higher carrying value of the investment in Macarthur Coal, which included accrued share of net income. After considering dividends received and changes in exchange rate through October 25, 2011 (date of the divestiture announcement) the transaction was essentially cash neutral.

Net interest expense (including interest expense and interest income) declined to $429 million for the three months ended December 31, 2011 from $477 million for the three months ended September 30, 2011. Net interest expense for the three months ended December 31, 2010 was $413 million.

Mark-to-market loss on the mandatorily convertible bond issued in December 2009 during the fourth quarter of 2011 were $13 million compared to mark-to-market gain of $59 million for the third quarter of 2011. During the three months ended December 31, 2010, the Company had recorded a non-cash loss of $293 million as a result of mark-to-market adjustments relating to its convertible bonds issued in the Spring of 2009; no mark-to-market gains or losses were recorded in 2011 in respect of such bonds due to hedging transactions entered into in December 2010.

Foreign exchange and other net financing gains were $26 million for the three months ended December 31, 2011 and September 30, 2011. Foreign exchange and other net financing losses for the three months ended December 31, 2010 were $494 million.

ArcelorMittal recorded an income tax expense of $833 million for the three months ended December 31, 2011, as compared to an income tax expense of $154 million for the three months ended September 30, 2011, and an income tax benefit of $450 million for the three months ended December 31, 2010. The fourth quarter 2011 income tax expense of $833 million increased primarily due to lower recognition of deferred taxes following dividend upstreaming in the fourth quarter preventing interest deductibility in Luxembourg, partial reversal of deferred taxes in our Belgian operations triggered by changes in local tax legislation, and reversal of deferred tax assets in Spain imposed by time limitations for compensation of tax losses.

Losses attributable to non-controlling interests for the three months ended December 31, 2011 was $25 million as compared with losses attributable to non-controlling interests of $31 million and $46 million for the three months ended September 30, 2011 and December 31, 2010, respectively.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed Projects in Most Recent 4 Quarters

Segment	Site	Project	Capacity / particulars	Actual Completion
Mining	Princeton Coal (USA)	Underground mine expansion	Capacity increase by 0.7mt / year	1Q 11
Mining	Liberia mines	Greenfield Liberia	Iron ore production of 4mt / year (Phase 1)	3Q 11(a)

Ongoing (b) Projects

Segment	Site	Project	Capacity / particulars	Forecasted Completion
Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	2012
Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	2013
Mining	ArcelorMittal Mines Canada	Expansion Project	Increase concentrator capacity by 8mt/year (16 to 24mt/y)	2013
FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	On hold
FCA	ArcelorMittal Vega Do Sul (Brazil)	Expansion Project	Increase HDG capacity by 0.6mt / year and CR capacity by 0.7mt / year	On hold
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt / year	On hold

a)	Iron ore mining production commenced in 2011 with 1 million tonnes produced. The targeted iron ore production in 2012 is 4 million tonnes. As previously announced, the Company is considering a Phase 2 expansion that would lead to annual production of 15 million tonnes by 2015. This would require substantial investment in a concentrator, the approval process of which remains in the final stages.
b)	Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.

Analysis of segment operations

As from January 1, 2011 the Company’s mining operations are reported as a separate operating segment. This change in segmentation reflects the changes in ArcelorMittal’s approach to managing its mining operations, i.e. a dedicated mining management team. Accordingly, as required by IFRS, prior periods have been recast to reflect this new segmentation.

All raw materials consumed from ArcelorMittal mines that could practically be sold outside the Company are now reported at market prices. Production from “captive” mines (limited by logistics or quality) continues to be reported at cost-plus to the steel facilities. The principal impact of this change has been to increase the costs of raw materials consumed by the FCA and AACIS segments.

Flat Carbon Americas

(USDm) unless otherwise shown	4Q 11	3Q 11	4Q 10	12M 11	12M 10
Sales	$5,030	$5,499	$4,573	$21,035	$17,684
EBITDA	237	420	158	2,109	1,555
Operating Income / (Loss)	1	193	(67)	1,198	691

Crude Steel Production ('000t)	6,009	5,866	5,636	24,215	23,101
Steel Shipments ('000t)	5,458	5,708	5,432	22,249	21,028
Average Steel Selling Price (US$/t)	868	910	769	892	781
EBITDA/tonne (US$/t)	43	74	29	95	74
Operating Income (loss) /tonne (US$/t)	0	34	(12)	54	33

Flat Carbon Americas crude steel production increased 2.4% to 6.0 million tonnes for the three months ended December 31, 2011, as compared to 5.9 million tonnes for the three months ended September 30, 2011, due in part to normalised North American production following downtime during the third quarter of 2011, offset by lower production primarily in South America operations.

Steel shipments for the three months ended December 31, 2011 were 5.5 million tonnes, 4.4% lower than the three months ended September 30, 2011. Shipments declined in all operations with the exception of the US operations.

Sales in the Flat Carbon Americas segment were $5.0 billion for the three months ended December 31, 2011, a decline of 8.5% as compared to $5.5 billion for the three months ended September 30, 2011. Sales decreased primarily due to lower average steel selling prices (-4.6%) and steel shipment volumes.

EBITDA in the fourth quarter of 2011 declined by 43.6%, to $237 million as compared to $420 million in the third quarter of 2011, driven primarily by price cost squeeze in North America on account of lower average steel selling prices and steel shipment volumes.

Flat Carbon Europe

(USDm) unless otherwise shown	4Q 11	3Q 11	4Q 10	12M 11	12M 10
Sales	$7,003	$7,696	$6,817	$31,062	$25,550
EBITDA	26	367	543	1,500	2,015
Operating Income / (Loss)	(569)	(106)	142	(324)	534

Crude Steel Production ('000t)	6,619	7,390	7,006	29,510	30,026
Steel Shipments ('000t)	6,188	6,385	6,593	27,123	27,510
Average Steel Selling Price (US$/t)	954	1,021	907	982	821
EBITDA/tonne (US$/t)	4	57	82	55	73
Operating Income (loss) /tonne (US$/t)	(92)	(17)	22	(12)	19

Flat Carbon Europe crude steel production amounted to 6.6 million tonnes for the three months ended December 31, 2011, a decrease of 10.4% as compared to 7.4 million tonnes for the three months ended September 30, 2011. Production decreased reflecting very weak market sentiment in Europe and the reduction of inventories accumulated in the third quarter.

Steel shipments for the three months ended December 31, 2011 were 6.2 million tonnes, a decrease of 3.1% as compared to 6.4 million tonnes for the three months ended September 30, 2011. Steel shipments decreased during the fourth quarter of 2011 due to weaker market conditions and strong destocking activity.

Sales in the Flat Carbon Europe segment were $7.0 billion for the three months ended December 31, 2011, a decrease of 9.0% as compared to $7.7 billion for the three months ended September 30, 2011. Sales decreased primarily due to lower steel shipment volumes and lower average steel selling prices (-6.6%) impacted by base prices and currency effects.

EBITDA for the three months ended December 31, 2011 was $26 million, as compared to $367 million for the three months ended September 30, 2011, primarily driven by lower steel shipment volumes and significant price cost squeeze.

Operating performance in the fourth quarter of 2011 was negatively impacted by impairment charges of $56 million relating to various idled facilities and restructuring costs totalling $143 million associated with the implementation of the Asset Optimisation Plan primarily relating to Spanish entities. These charges were offset however, by several positive items: a DDH income $163 million recognized during the quarter and a net gain of $93 million recorded on the sale of carbon dioxide credits, the proceeds of which will be re-invested in energy saving projects. Operating results in the third quarter of 2011 included a DDH income of $129 million and $85 million in impairment charges relating to costs associated with the announced intention to close the two blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium.

For the comparable fourth quarter of 2010, operating results were positively impacted by DDH income of $88 million and a gain of $140 million recorded on the sale of carbon dioxide credits, which were partly offset by a $37 million impairment charge primarily relating to idled downstream assets.

Long Carbon Americas and Europe

(USDm) unless otherwise shown	4Q 11	3Q 11	4Q 10	12M 11	12M 10
Sales	$5,936	$6,676	$5,567	$25,165	$21,315
EBITDA	338	438	315	1,866	2,075
Operating Income / (Loss)	(107)	185	28	646	1,004

Crude Steel Production ('000t)	5,474	5,611	5,325	23,558	22,550
Steel Shipments ('000t)	5,846	5,984	5,698	23,869	23,148
Average Steel Selling Price (US$/t)	906	967	837	937	802
EBITDA/tonne (US$/t)	58	73	55	78	90
Operating Income (loss) /tonne (US$/t)	(18)	31	5	27	43

Long Carbon Americas and Europe crude steel production amounted to 5.5 million tonnes for the three months ended December 31, 2011, a decrease of 2.4% as compared to 5.6 million tonnes for the three months ended September 30, 2011. Production was lower in the Americas due to drawdown of inventory and overall weaker market demand.

Steel shipments for the three months ended December 31, 2011 were 5.8 million tonnes, a decrease of 2.3% as compared to 6.0 million tonnes for the three months ended September 30, 2011, particularly due to the summer holiday period in Brazil and lower demand in North America and Europe.

Sales in the Long Carbon Americas and Europe segment were $5.9 billion for the three months ended December 31, 2011, a decrease of 11.1%, as compared to $6.7 billion for the three months ended September 30, 2011. Sales decreased primarily due to lower steel shipments and lower average selling prices (-6.3%).

EBITDA for the three months ended December 31, 2011 was $338 million, a 22.8% decrease as compared to $438 million for the three months ended September 30, 2011, primarily due to lower steel shipment volumes and lower average steel selling prices primarily reflecting currency effects.

Operating result in the fourth quarter of 2011 was negatively impacted by impairment charges of $160 million of which $151 million related to the extended idling of the ArcelorMittal Madrid electric arc furnace.

Asia Africa and CIS (“AACIS”)

(USDm) unless otherwise shown	4Q 11	3Q 11	4Q 10	12M 11	12M 10
Sales	$2,733	$2,619	$2,544	$10,779	$9,706
EBITDA	238	284	215	1,238	1,135
Operating Income	93	162	92	721	681

Crude Steel Production ('000t)	3,579	3,493	3,611	14,608	14,906
Steel Shipments ('000t)	3,065	3,005	3,392	12,516	13,266
Average Steel Selling Price (US$/t)	713	771	621	736	608
EBITDA/tonne (US$/t)	78	95	63	99	86
Operating Income / tonne (US$/t)	30	54	27	58	51

AACIS segment crude steel production was 3.6 million tonnes for the three months ended December 31, 2011, an increase of 2.5% as compared to 3.5 million tonnes for the three months ended September 30, 2011. The increase in the fourth quarter of 2011 was primarily due to improved production in Ukrainian operations.

Steel shipments for the three months ended December 31, 2011 amounted to 3.1 million tonnes, an increase of 2% as compared to 3.0 million tonnes for the three months ended September 30, 2011.

Sales in the AACIS segment were $2.7 billion for the three months ended December 31, 2011, an increase of 4.4% as compared to $2.6 billion for the three months ended September 30, 2011 primarily due to marginally higher steel shipments, offset by lower average steel selling prices.

EBITDA for the three months ended December 31, 2011 was $238 million, 16.2% lower as compared to $284 million for the three months ended September 30, 2011. EBITDA during the fourth quarter of 2011 declined primarily due to lower average selling prices only partially offset by a slight steel shipment volume increase.

Distribution Solutions10

(USDm) unless otherwise shown	4Q 11	3Q 11	4Q 10	12M 11	12M 10
Sales	$4,876	$4,899	$4,276	$19,055	$15,744
EBITDA / (loss)	(19)	48	87	271	456
Operating (Loss) / Income	(109)	8	(64)	52	166

Steel Shipments ('000t)	4,957	4,607	4,751	18,360	18,173
Average Steel Selling Price (US$/t)	948	1,010	864	993	832

Shipments in the Distribution Solutions segment for the three months ended December 31, 2011 were 5.0 million tonnes, an increase of 7.6% as compared to 4.6 million tonnes for the three months ended September 30, 2011.

Sales in the Distribution Solutions segment were $4.9 billion essentially flat for the three months ended December 30, 2011, as compared to the three months ended September 30, 2011, due primarily to higher steel shipment volumes (+7.6%) partly offset by lower average steel selling prices (-6.1%).

EBITDA loss for the three months ended December 31, 2011 was $(19) million, as compared to EBITDA of $48 million for the three months ended September 30, 2011, primarily due to price cost squeeze.

Operating performance in the fourth quarter of 2010 was negatively impacted by impairment charges of $113 million relating to impairment on certain subsidiaries, primarily reflecting the weak construction market at that time.

Mining

USDm unless otherwise shown	4Q 11	3Q 11	4Q 10	12M 11	12M 10
Sales[11]	$1,805	$1,678	$1,217	$6,268	$4,380
EBITDA	779	842	570	3,063	2,263
Operating income	632	725	377	2,568	1,625
Own iron ore production (a) (Mt)	15.1	14.1	12.6	54.1	48.9
Iron ore shipped externally and internally at market price (b) (Mt)	8.5	6.7	6.7	28.0	25.2
Own coal production(a) (Mt)	2.2	2.1	1.8	8.3	7.0
Coal shipped externally and internally at market price(b) (Mt)	1.3	1.2	0.8	4.9	3.4

(a)	Own iron ore and coal production excluding strategic long-term contracts
(b)	Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supply under strategic long-term contracts

Own iron ore production (excluding supplies under strategic long-term contracts) increased 7.2% to 15.1 million tonnes for the three months ended December 31, 2011, as compared to 14.1 million tonnes for the three months ended September 30, 2011, primarily due to increased production from Liberia and Mexico.

Own coal production for the three months ended December 31, 2011 increased to 2.2 million tonnes as compared to 2.1 million tonnes for the three months ended September 30, 2011.

EBITDA attributable to the Mining segment for the three months ended December 31, 2011 was $779 million, 7.5% lower as compared to $842 million for the three months ended September 30, 2011, primarily due to lower average selling prices following the change to the seaborne benchmark pricing system impacting a substantial proportion of marketable volumes. The transition from 4 month lagged pricing to current quarter average, together with lower market premiums for Fe.content.

For the comparable fourth quarter of 2010, operating results was negatively impacted by impairment charges of $186 million relating to Company’s coal mines in Russia.

Liquidity and Capital Resources

For the three months ended December 31, 2011, net cash provided by operating activities was $2.9 billion, compared to net cash provided by operating activities of $0.8 billion for the three months ended September 30, 2011. Cash flow provided by operating activities for the fourth quarter of 2011 included a $1.8 billion release of operating working capital as compared to an investment in operating working capital of $1.0 billion in the third quarter of 2011. The working capital release in the fourth quarter of 2011 primarily resulted from lower inventories. Rotation days12 decreased to 67 days during the fourth quarter of 2011 from 73 days in the third quarter of 2011.

Net cash used in investing activities for the three months ended December 31, 2011 was $0.5 billion, as compared to $1.3 billion for the three months ended September 30, 2011, with an increase in capital expenditure offset by investment divestiture proceeds. Capital expenditures increased to $1.5 billion for the three months ended December 31, 2011 as compared to $1.3 billion for the three months ended September 30, 2011. Capital expenditures increased to $4.8 billion for the twelve months ended December 31, 2011 as compared to $3.3 billion for the twelve months ended December 31, 2010. In light of recent market uncertainty primarily due to the European debt crisis and its potential global impact, the Company will continue to calibrate its steel growth projects to evolving demand situations; at the same time the Company is focusing on core growth capex in its mining business given their generally more attractive return profiles. This has resulted in postponement of some planned steel investments. Accordingly, full year 2012 capital expenditure is expected to be approximately $4-4.5 billion.

Other investing activities in the fourth quarter of 2011 of $941 million include an inflow of $796 million from the sale of the Company’s stake in MacArthur Coal and $129 million relating to the sale of the Company’s 12% stake in Baosteel-NSC/Arcelor (BNA) Automotive Co.

Net cash used by financing activities for the three months ended December 31, 2011 was $1.2 billion, as compared to cash provided by financing activities of $0.3 billion for the three months ended September 30, 2011.

During the fourth quarter of 2011, the Company repaid loans for a net amount of $816 million primarily related to a reduction in commercial paper and bank loans. Additionally, during the fourth quarter of 2011, the Company paid dividends amounting to $289 million as compared to $309 million in the third quarter of 2011. Dividends paid during the fourth quarter of 2011 included $7 million paid to minority shareholders. During the third quarter of 2011, the Company received a $250 million cash inflow from the increase in the privately placed mandatorily convertible bond issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries.

At December 31, 2011, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $3.9 billion as compared to $2.8 billion at September 30, 2011. During the quarter, net debt decreased by $2.4 billion to $22.5 billion, as compared with $24.9 billion at September 30, 2011, driven by improved cash flow from operations, inflow from the Macarthur Coal divestment, and foreign exchange gains (effect of USD appreciation on euro denominated debt).

The Company will continue to seek to reduce net debt through its focus on working capital management and potential non-core asset disposals.

The Company had liquidity13 of $12.5 billion at December 31, 2011, an increase of $1.2 billion as compared with liquidity of $11.3 billion at September 30, 2011, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $3.9 billion and $8.6 billion of available credit lines.

Dividend maintained at $0.75 per share for 2012

The Board of Directors will submit to a shareholders’ vote, at the next annual general meeting, a proposal to maintain the quarterly dividend payment at $0.1875 per share. The dividend payments would occur on a quarterly basis for the full year 2012, on March 13, 2012, June 14, 2012, September 10, 2012 and December 10, 2012, taking into account that the first quarter dividend payment to be paid on March 13, 2012 shall be an interim dividend.

Payment of the final quarterly 2011 dividend of $0.1875 per share was made on December 12, 2011.

Update on management gains program and asset optimization plan

At the end of the fourth quarter of 2011, the Company’s annualized sustainable management gains increased to $4.0 billion as compared to $3.8 billion at September 30, 2011 (excluding Aperam). The Company maintains its target (based on the revised plan excluding Aperam) to reach management gains of $4.8 billion from sustainable SG&A, fixed cost reductions and continuous improvement by the end of 2012.

Progress has been made on the Asset Optimization Plan launched in September 2011 to generate annualized $1 billion sustainable EBITDA improvement by the end of 2012:

•	The Company announced its intention to close two blast furnaces, sinter plant, steel shop and continuous casters in Liege, Belgium; negotiations with employee representatives ongoing;
•	Extended downtime of certain Spanish electric arc furnaces (including ArcelorMittal Madrid) and further restructuring costs at certain other Spanish and Czech Republic entities and AMDS operations.

Outlook and guidance

The Company’s EBITDA in 1H 2012 is expected to be lower than 1H 2011 but above 2H 2011, supported by continued progress on management gains and asset optimisation plans.

The Company expects steel shipments in the first half of 2012 to be at a similar level to first half of 2011. Mining production is expected to be higher than in the first half of 2011 in line with plans to increase full year 2012 own iron ore and coal production by approximately 10%.

2012 Capex budget is expected to be approximately $4-$4.5 billion including mining growth plans. A further reduction in net debt is anticipated due to a continued focus on working capital management and non-core asset divestments, per the Company’s stated objective to retain its investment grade credit rating.

ArcelorMittal condensed consolidated statements of financial position

	December 31,	September 30,	December 31,
In millions of U.S. dollars	2011	2011	2010[14]
ASSETS
Cash and cash equivalents including restricted cash	$3,905	$2,800	$6,289
Trade accounts receivable and other	6,452	8,194	5,725
Inventories	21,689	23,397	19,583
Prepaid expenses and other current assets	3,559	4,246	4,160
Assets held for distribution	-	-	6,918
Total Current Assets	35,605	38,637	42,675

Goodwill and intangible assets	14,053	14,683	14,373
Property, plant and equipment	54,251	54,052	54,344
Investments in affiliates and joint ventures and other assets	17,971	19,956	19,512
Total Assets	$121,880	$127,328	$130,904

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$2,784	$3,626	$6,716
Trade accounts payable and other	12,836	13,772	13,256
Accrued expenses and other current liabilities	8,204	8,527	8,714
Liabilities held for distribution	-	-	2,037
Total Current Liabilities	23,824	25,925	30,723

Long-term debt, net of current portion	23,634	24,061	19,292
Deferred tax liabilities	3,680	3,678	4,006
Other long-term liabilities	10,265	10,288	10,783
Total Liabilities	61,403	63,952	64,804

Equity attributable to the equity holders of the parent	56,690	59,586	62,430
Non–controlling interests	3,787	3,790	3,670
Total Equity	60,477	63,376	66,100
Total Liabilities and Shareholders’ Equity	$121,880	$127,328	$130,904

ArcelorMittal condensed consolidated statements of operations

	Three months ended			Twelve months ended
	December 31,	September 30,	December 31,	December 31,	December 31,
In millions of U.S. dollars	2011	2011	2010	2011	2010
Sales	$22,449	$24,214	$20,699	$93,973	$78,025
Depreciation	(1,220)	(1,155)	(1,075)	(4,669)	(4,395)
Impairment	(228)	(85)	(381)	(331)	(525)
Restructuring charges	(219)	-	-	(219)	-
Operating income	47	1,168	397	4,898	3,605
Operating margin %	0.2%	4.8%	1.9%	5.2%	4.6%

Income from equity method investments and other income	177	6	74	620	451
Net interest expense	(429)	(477)	(413)	(1,822)	(1,445)
Mark to market on convertible bonds	(13)	59	(293)	42	427
Foreign exchange and other net financing gains (losses)	26	26	(494)	(1,058)	(1,182)
Income (loss) before taxes and non-controlling interest	(192)	782	(729)	2,680	1,856
Current Tax	(185)	(209)	(145)	(1,018)	(821)
Deferred Tax	(648)	55	595	136	2,300
Income tax benefit (expense)	(833)	(154)	450	(882)	1,479
Income / (loss) from continuing operations including non-controlling interests	(1,025)	628	(279)	1,798	3,335
Non-controlling interests (relating to continuing operations)	25	31	46	4	(89)
Income / (loss) from continuing operations	(1,000)	659	(233)	1,802	3,246
Income / (loss) from discontinued operations, net of tax	0	0	(547)	461	(330)
Net income / (loss) attributable to owners of the parent	$(1,000)	$659	$(780)	$2,262	$2,916

Basic earnings / (loss) per common share	(0.65)	0.43	(0.51)	1.46	1.93
Diluted earnings / (loss) per common share	(0.65)	0.19	(0.51)	1.19	1.72

Weighted average common shares outstanding (in millions)	1,549	1,549	1,515	1,549	1,512
Adjusted diluted weighted average common shares outstanding (in millions)	1,549	1,611	1,516	1,611	1,600

EBITDA[3]	$1,714	$2,408	$1,853	$10,117	$8,525
EBITDA Margin %	7.6%	9.9%	9.0%	10.8%	10.9%

OTHER INFORMATION
Total iron ore production[15] (million metric tonnes)	18.3	17.4	18.9	65.2	68.5
Crude steel production (million metric tonnes)	21.7	22.4	21.6	91.9	90.6
Total shipments of steel products[16] (million metric tonnes)	20.6	21.1	21.1	85.8	85.0

Employees (in thousands)	261	265	263	261	263

ArcelorMittal condensed consolidated statements of cash flows

In millions of U.S. dollars	Three Months Ended			Twelve Months Ended
	December 31, 2011	September 30,, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Operating activities:
Net income / (loss) from continuing operations	$(1,000)	$659	$(233)	$1,802	$3,246
Adjustments to reconcile net income (loss) to net cash provided by operations:
Non-controlling interest	(25)	(31)	(46)	(4)	89
Depreciation and impairment	1,448	1,240	1,456	5,000	4,920
Restructuring charges	219	-	-	219	-
Deferred income tax	648	(55)	(595)	(136)	(2,300)
Change in operating working capital[17]	1,843	(1,013)	2,139	(3,825)	(2,531)
Other operating activities (net)	(255)	(30)	602	(1,089)	346
Net cash provided by operating activities - Continued operations	2,878	770	3,323	1,967	3,770
Net cash (used in) provided by operating activities - Discontinued operations	-	-	245	(190)	245
Net cash provided by operating activities	2,878	770	3,568	1,777	4,015
Investing activities:
Purchase of property, plant and equipment and intangibles	(1,475)	(1,267)	(1,379)	(4,838)	(3,308)
Other investing activities (net)	941	(31)	235	1,265	(28)
Net cash used in investing activities - Continued operations	(534)	(1,298)	(1,144)	(3,573)	(3,336)
Net cash used in investing activities - Discontinued operations	-	-	(34)	(105)	(102)
Net cash used in investing activities	(534)	(1,298)	(1,178)	(3,678)	(3,438)
Financing activities:
Proceeds relating to payable to banks and long-term debt	(816)	407	991	537	1,992
Dividends paid	(289)	(309)	(335)	(1,194)	(1,257)
Proceeds from mandatorily convertible bond	-	250	-	250	-
Premium paid for call option	-	-	(1,363)	-	(1,363)
Sale of treasury shares	-	-	1,363	-	1,363
Acquisition of non-controlling interest	(10)	(7)	(4)	(108)	(593)
Other financing activities (net)	(37)	(47)	(28)	(17)	(101)
Net cash (used in) provided by financing activities - Continued operations	(1,152)	294	624	(532)	41
Net cash (used in) financing activities - Discontinued operations	-	-	(12)	(8)	(48)
Net cash (used in) provided by financing activities	(1,152)	294	612	(540)	(7)
Net (decrease) increase in cash and cash equivalents	1,192	(234)	3,002	(2,441)	570
Transferred to held for sale	-	-	(123)	-	(123)
Effect of exchange rate changes on cash	(85)	(178)	(58)	(68)	(159)
Change in cash and cash equivalents	$1,107	$(412)	$2,821	$(2,509)	$288

Appendix 1a: Key financial and operational information - Fourth Quarter of 2011

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	$5,030	$7,003	$5,936	$2,733	$4,876	$1,805
Depreciation and impairment	(236)	(452)	(408)	(145)	(50)	(147)
Restructuring charges	-	(143)	(37)	-	(40)	-
Operating income (loss)	1	(569)	(107)	93	(109)	632
Operating margin (as a % of sales)	0.0%	(8.1%)	(1.8%)	3.4%	(2.2%)	35.0%

EBITDA[3]	237	26	338	238	(19)	779
EBITDA margin (as a % of sales)	4.7%	0.4%	5.7%	8.7%	(0.4%)	43.2%
Capital expenditure[18]	228	238	359	126	58	453

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	6,009	6,619	5,474	3,579	-	-
Steel shipments (Thousand MT)	5,458	6,188	5,846	3,065	4,957	-
Average steel selling price ($/MT)[19]	868	954	906	713	948	-

MINING INFORMATION (Million Mt)
Iron ore production[15]	-	-	-	-	-	18.3
Coal production[15]	-	-	-	-	-	2.4
Iron ore shipped externally and internally at market price[4]	-	-	-	-	-	8.5
Iron ore shipped internally at cost-plus[4]	-	-	-	-	-	6.8
Coal shipment shipped externally and internally at market price[4]	-	-	-	-	-	1.3
Coal shipped internally at cost-plus[4]	-	-	-	-	-	0.8

Appendix 1b: Key financial and operational information – Twelve Months of 2011

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	$21,035	$31,062	$25,165	$10,779	$19,055	$6,268
Depreciation and impairment	(911)	(1,681)	(1,183)	(517)	(179)	(495)
Restructuring charges	-	(143)	(37)	-	(40)	-
Operating income	1,198	(324)	646	721	52	2,568
Operating margin (as a % of sales)	5.7%	(1.0%)	2.6%	6.7%	0.3%	41.0%

EBITDA[3]	2,109	1,500	1,866	1,238	271	3,063
EBITDA margin (as a % of sales)	10.0%	4.8%	7.4%	11.5%	1.4%	48.9%
Capital expenditure[18]	664	1,004	1,119	613	152	1,269
OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	24,215	29,510	23,558	14,608	-	-
Steel shipments (Thousand MT)	22,249	27,123	23,869	12,516	18,360	-
Average steel selling price ($/MT) [19]	892	982	937	736	993	-
MINING INFORMATION (Million Mt)
Iron ore production[15]	-	-	-	-	-	65.2
Coal production[15]	-	-	-	-	-	8.9
Iron ore shipped externally and internally at market price[4]	-	-	-	-	-	28.0
Iron ore shipped internally at cost-plus[4]	-	-	-	-	-	23.6
Coal shipment shipped externally and internally at market price[4]	-	-	-	-	-	4.9
Coal shipped internally at cost-plus[4]	-	-	-	-	-	3.3

Appendix 2a: Steel Shipments by geographical location20

(Amounts in thousands tonnes)	4Q 11	3Q 11	4Q 10	12M 11	12M 10
Flat Carbon America:	5,458	5,708	5,432	22,249	21,028
North America	4,206	4,271	3,877	17,084	15,283
South America	1,252	1,437	1,555	5,165	5,745

Flat Carbon Europe:	6,188	6,385	6,593	27,123	27,510

Long Carbon Americas and Europe:	5,846	5,984	5,698	23,869	23,148
North America	1,134	1,190	1,060	4,584	4,245
South America	1,448	1,471	1,312	5,660	5,280
Europe	2,993	3,037	3,018	12,547	12,656
Other[21]	271	286	308	1,078	967

AACIS:	3,065	3,005	3,392	12,516	13,266
Africa	980	1,109	1,179	4,624	4,960
Asia, CIS & Other	2,085	1,896	2,213	7,892	8,306

Appendix 2b: Steel EBITDA3 by geographical location

Amounts in USDm	4Q 11	3Q 11	4Q 10	12M 11	12M 10
Flat Carbon America:	$237	$420	$158	$2,109	$1,555
North America	166	366	101	1,615	689
South America	71	54	57	494	866

Flat Carbon Europe:	26	367	543	1,500	2,015

Long Carbon Americas and Europe:	338	438	315	1,866	2,075
North America	11	51	-25	131	65
South America	196	227	184	939	1,394
Europe	58	84	78	518	415
Other[21]	73	76	78	278	201

AACIS:	238	284	215	1,238	1,135
Africa	9	-7	-34	232	453
Asia, CIS & Other	229	291	249	1,006	682

Distribution Solutions:	-19	48	87	271	456

Appendix 2c: Iron ore production (million metric tonnes)

Million metric tonnes (a)	Type	Product	4Q 11	3Q 11	4Q 10	12M 11	12M 10
North America (b)	Open Pit	Concentrate and Pellets	8.0	7.8	7.1	29.7	27.8
South America	Open pit	Lump and Sinter feed	1.4	1.3	1.4	5.3	4.9
Europe	Open pit	Lump and fines	0.5	0.6	0.3	1.9	1.4
Africa	Open Pit / Underground	Lump and fines	1.3	0.7	0.3	2.6	1.1
Asia, CIS & Other	Open Pit / Underground	Concentrate, lump and fines	3.9	3.7	3.4	14.6	13.8
Own iron ore production			15.1	14.1	12.6	54.1	48.9
North America (c)	Open Pit	Pellets	1.9	1.8	4.6	4.6	12.5
Africa (d)	Open Pit	Lump and Fines	1.3	1.4	1.8	6.5	7.0
Strategic contracts - iron ore			3.2	3.3	6.3	11.1	19.6
Group			18.3	17.4	18.9	65.2	68.5

a)	Total of all finished production of fines, concentrate, pellets and lumps.
b)	Includes own mines and share of production from Hibbing (USA-62.30%) and Pena (Mexico-50%).
c)	Includes two long term supply contracts with Cleveland Cliffs for periods prior to 2011. On April 8, 2011, arcelormittal announced that it had reached a negotiated settlement with Cliffs Natural Resources Inc. (“Cliffs”) regarding all pending contract disputes related to the procurement of iron ore pellets for certain facilities in the U.S. As part of the settlement, Cliffs and arcelormittal agreed to specific pricing levels for 2009 and 2010 pellet sales and related volumes and, beginning in 2011, to replace the previous pricing mechanism in one of the parties’ iron ore supply agreements with a world market-based pricing mechanism Accordingly as from the first quarter of 2011, this excludes the long term supply contract for which settlement was reached.
d)	Includes long term lease - prices on a cost-plus basis and purchases made under the July 2010 interim agreement with Kumba (South Africa).

Appendix 2d: Iron ore shipments (million metric tonnes)

Millions metric tonnes	4Q 11	3Q 11	4Q 10	12M 11	12M 10
External sales – Third party	4.4	2.1	2.4	9.0	7.0

Internal sales – Market-priced	4.1	4.6	4.3	19.0	18.2

Internal sales – Cost-plus basis	6.8	6.9	5.8	23.6	21.6
FCA	2.6	2.6	2.0	7.9	6.1
Long	1.1	1.4	0.9	4.4	3.8
AACIS	3.2	2.9	2.9	11.3	11.6

Total sales	15.3	13.5	12.5	51.6	46.7

Strategic contracts	3.2	3.3	6.3	11.1	19.6
FCA	1.9	1.8	4.6	4.6	12.5
AACIS	1.3	1.4	1.8	6.5	7.0

Total	18.5	16.8	18.9	62.7	66.3

Appendix 2d: Coal production (Million metric tonnes)

Million metric tonnes	4Q 11	3Q 11	4Q 10	12M 11	12M 10
North America	0.69	0.57	0.49	2.43	2.25
Asia, CIS & Other	1.53	1.53	1.29	5.90	4.71
Own coal production	2.22	2.10	1.78	8.32	6.96
North America(a)	0.14	0.05	0.06	0.32	0.22
Africa(b)	0.07	0.07	0.04	0.30	0.21
Strategic contracts - coal (a),(b)	0.21	0.12	0.10	0.62	0.43
Group	2.43	2.22	1.88	8.94	7.39

(a)	Includes strategic agreement - prices on a cost-plus basis
(b)	Includes long term lease - prices on a cost-plus basis

Appendix 2e: Coal shipment (Million metric tonnes)

Million metric tonnes	4Q 11	3Q 11	4Q 10	12M 11	12M 10
External sales - Third party	0.94	0.80	0.51	3.49	2.12
Internal sales - Market-priced	0.35	0.42	0.29	1.43	1.26
Internal sales (AACIS) - Cost-plus basis	0.82	0.83	0.86	3.31	3.17
Total sales	2.11	2.05	1.67	8.23	6.55
Strategic contracts	0.21	0.12	0.10	0.62	0.43
Total	2.31	2.17	1.77	8.85	6.98

Appendix 3: Debt repayment schedule as of December 31, 2011

Debt repayment schedule ($ billion)	2012	2013	2014	2015	2016	>2016	Total
Term loan repayments							-
- Convertible bonds	-	0.1	2.1	-		-	2.2
- Bonds	-	3.4	1.3	1.7	1.8	9.2	17.4
Subtotal	-	3.5	3.4	1.7	1.8	9.2	19.6
LT revolving credit lines
- $6bn syndicated credit facility	-	-	-	-	1.7	-	1.7
- $4bn syndicated credit facility	-	-	-	-	-	-	-
- $0.3bn bilateral credit facility	-	-	-	-	-	-	-
Commercial paper[22]	0.6	-	-	-	-	-	0.6
Other loans	2.2	0.5	0.3	0.3	0.7	0.5	4.5
Total Gross Debt	2.8	4.0	3.7	2.0	4.2	9.7	26.4

Appendix 4: Credit lines available as of December 31, 2011

Credit lines available ($ billion)	Maturity	Equiv. $	Drawn	Available
- $6bn syndicated credit facility	18/03/2016	$6.0	$1.7	$4.3
- $4bn syndicated credit facility	06/05/2015	$4.0	-	$4.0
- $0.3bn bilateral credit facility	30/06/2013	$0.3	$0.0	$0.3
Total committed lines		$10.3	$1.7	$8.6

Appendix 5 - Other ratios

Ratios	4Q 11	3Q 11
Gearing[23]	37%	39%
Net debt to average EBITDA ratio based on yearly average EBITDA from Jan 1, 2004	1.6X	1.7X
Net debt to EBITDA ratio based on last twelve months EBITDA	2.2X	2.4X

Appendix 6: Earnings per Share

	Three months ended			Twelve months ended
	Dec 30,	Sept 30,	Dec 30,	Dec 30,	Dec 30,
In U.S. dollars	2011	2011	2010	2011	2010
Earnings per share - Discontinued operations
Basic earnings (loss) per common share	0.00	0.00	(0.36)	0.30	(0.22)
Diluted earnings (loss) per common share	0.00	0.00	(0.36)	0.29	(0.20)
Earnings per share - Continued operations
Basic earnings (loss) per common share	(0.65)	0.43	(0.15)	1.16	2.15
Diluted earnings (loss) per common share	(0.65)	0.19	(0.15)	0.90	1.92
Earnings per share
Basic earnings (loss) per common share	(0.65)	0.43	(0.51)	1.46	1.93
Diluted earnings (loss) per common share	(0.65)	0.19	(0.51)	1.19	1.72

Appendix 7: EBITDA Bridge between 3Q 11 v 4Q 11

USD millions	EBITDA 3Q 11	Volume & Mix (a)	Price-cost (b)	Non -Steel EBITDA (c)	Other (d)	EBITDA 4Q 11
Group	2,408	(127)	(673)	18	88	1,714

a)	The volume variance indicates the sales value gain/loss through selling a higher/lower volume compared to the reference period, valued at reference period contribution (selling price–variable cost). The product/shipment mix variance indicates sales value gain/loss through selling different proportion of mix (product, choice, customer, market including domestic/export), compared to the reference period contribution.
b)	The price-cost variance is a combination of the selling price and cost variance. The selling price variance indicates the sales value gain/loss through selling at a higher/lower price compared to the reference period after adjustment for mix, valued with the current period volumes sold. The cost variance indicates increase/decrease in cost (after adjustment for mix, one time items, non-steel cost and others) compared to the reference period cost. Cost variance includes the gain/loss through consumptions of input materials at a higher price/lower price, movement in fixed cost, changes in valuation of inventory due to movement in capacity utilization etc.
c)	Non-steel EBITDA variance primarily represents the gain/loss through the sale of by-products.
d)	Other represents the gain/loss through movements in provisions including write downs, write backs of inventory, onerous contracts, reversal of provisions, dynamic delta hedge on raw materials, foreign exchange etc as compared to the reference period.

Appendix 8: Capex18

Capex USD millions	4Q 11	3Q 11	4Q 10	12M 11	12M 10
Flat Carbon Americas	228	173	171	664	574
Flat Carbon Europe	238	266	364	1,004	792
Long Carbon	359	280	293	1,119	687
Asia, Africa and CIS	126	184	171	613	515
Distribution Solutions	58	34	63	152	124
Mining	453	319	260	1,269	525

Note: Table excludes analysis on account of others and eliminations.

Appendix 9: End notes

1 The financial information in this press release has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

2 Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

3 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items (i.e. $219 million restructuring charge in the fourth quarter of 2011 and full year 2011).

4 Market price tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments at the prevailing market price. Shipments of raw materials that do not constitute market price tonnes are transferred internally on a cost-plus basis.

5 Net debt refers to long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments.

6 This relates to a transaction (a "dynamic delta hedge") designed to hedge U.S. dollar-denominated raw material purchases until 2012 that ArcelorMittal entered into in mid-2008 and unwound in late 2008.  The unwind resulted, among other accounting effects, in a deferred gain of approximately $2.6 billion recorded in equity which, along with the recording of hedged expenses, is being recycled in the statement of operations during the 2009-2013 period.  Of this amount, $163 million was recorded as income for the three months ended December 31, 2011 and $600 million was recorded as income for the year ended December 31, 2011.

7 The Company’s investment in Macarthur is accounted for under the equity method. As a result of the Company’s decision to withdraw from the joint venture with Peabody Energy to acquire ownership of Macarthur Coal, the Company recognized an impairment loss of $119 million in the third quarter of 2011. The impairment for the full year 2011 was $107 million reducing since the third quarter 2011 as a result of the increase in the sale price from AUD16.00 to AUD16.25. This charge reflects a higher carrying value of the investment in Macarthur, which included accrued share of net income. After considering dividends received and changes in exchange rate through October 25, 2011 (date of the divestiture announcement) the transaction was essentially cash neutral.

8 On December 14, 2010 and December 18, 2010, respectively, the Company acquired 61.7 million euro-denominated call options and 26.5 million dollar-denominated call options on its own shares in order to hedge its obligations under these convertible bonds.

9 Foreign exchange and other net financing costs include foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments and revaluation of derivative instruments.

10 As from January 1, 2011 the Steel Solutions and Services segment has been renamed ArcelorMittal Distribution Solutions (AMDS).

11 There are three categories of sales: 1) “External sales”: mined product sold to third parties at market price; 2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities at prevailing market prices; 3) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are transferred at market price or cost-plus is whether or not the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

12 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.

13 Includes back-up lines for the commercial paper program of approximately $2.6 billion (€2 billion).

14 In accordance with IFRS the Company has adjusted the 2009 financial information retrospectively for the finalization in 2010 of the allocation of purchase price for certain business combinations carried out in 2009. The adjustments have been reflected in the Company’s consolidated financial statements for the year ended December 31, 2010.

15 Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).

16 ArcelorMittal Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.

17 Changes in operating working capital are defined as trade accounts receivable plus inventories less trade accounts payable.

18 Capex includes the acquisition of intangible assets (such as concessions for mining and IT support).

19 Average steel selling prices are calculated as steel sales divided by steel shipments.

20 Shipments originating from a geographical location.

21 Includes Tubular products business.

22 Commercial paper is expected to continue to be rolled over in the normal course of business.

23 Gearing is defined as (A) long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments, divided by (B) total equity.

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